August 3, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention:	Ms. Mara Ransom
Mr. Ronald E. Alper
Ms. Lilyanna Peyser

Re:	General Finance Corporation
Registration Statement on Form S-1
Filed July 11, 2011
File No. 333-175458

Dear Ms. Ransom, Mr. Alper and Ms. Peyser:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated August 2, 2011 with respect to the Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on July 11, 2011 (the “Form S-1”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it is filing is filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”) reflecting the changes made in response to the Staff’s comments. Three copies of the Amendment and a copy of the Amendment, marked to show changes since the Form S-1, are enclosed for your convenience.

Staff Comments and Company Responses

Selling Stockholder, page 9

1.	Please disclose whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a registered broker-dealer, state that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is not acceptable if the selling stockholder is a broker-dealer. If the selling stockholder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities in the ordinary course of business and had no agreements to distribute the securities at the time of purchase.

The Company confirmed with the selling stockholder is an affiliate of a registered broker-dealer. The Company therefore disclosed that the selling stockholder is an affiliate of the registered broker-dealer, D. E. Shaw Securities, L.L.C., and that the selling stockholder acquired the 100,000 shares of common stock in the ordinary course of business and was not a party to any agreement to distribute the 100,000 shares of General Finance Corporation common stock at the time of purchase. The Company further disclosed that on October 1, 2008, D. E. Shaw Laminar Portfolios, L.L.C. entered into a Stockholders Agreement under which the Company agreed to register the 100,000 shares of common stock issued to D. E. Shaw Laminar Portfolios, L.L.C.

Signatures, page II-7

2.	An attorney-in-fact cannot sign a registration statement on Form S-1 on behalf of other signatories until a power of attorney executed by the other signatories is filed. Please revise or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file a power of attorney.

Exhibit 5.1, Legal Opinion

3.	Please have counsel delete the third-to-last paragraph or re-file the opinion on the date of effectiveness. In addition, please have counsel revise the penultimate paragraph to clarify that the shares currently are validly issued, fully paid and non-assessable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the third-to-last paragraph of the legal opinion has been deleted and the penultimate paragraph of the legal opinion has been revised to clarify that the shares currently are validly issued, fully paid and non-assessable.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008 or to Jeff Hartlin at (415) 856-7024.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:	Ronald F. Valenta, General Finance Corporation

Jeffrey T. Hartlin, Esq., Paul, Hastings, Janofsky & Walker LLP

3